Vicon Industries, Inc.
                                 89 Arkay Drive
                            Hauppauge, New York 11788


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

March 15, 2006

     Re: Vicon Industries,  Inc.
     Form 10-K for the year ended September 30, 2005 filed December 29, 2005 Form 10-Q for fiscal quarters ended through December 31, 2005
     File No. 1-07939
     ----------------

Dear Mr. Spirgel:

     I am responding on behalf of Vicon Industries, Inc. (the "Company") to your letter to me dated March 3, 2006.

Form 10-K for the year ended September 30, 2005:

Comment
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Item 7 - Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations.
--------------

Results of Operations, page 8
-----------------------------

1. We refer to your disclosure in note 8 that you evaluate performance and allocate resources on the net profit for each of your reportable segments. Please note that you should discuss within the MD&A the profitability measure of your segments consistent with the measure disclosed in your SFAS 131 segment information and as required by Section 501.06 of the Codification of Financial Reporting Policies.

Response
--------

The Company has not discussed segment profitability in its MD&A as it believes that such information would result in an incomplete and misleading picture of the Company's consolidated business. The Company's segment results reported in its footnote are based upon measurement criteria that exclude the allocation of significant corporate charges and other expenses that would normally be necessary for a proper presentation of individual segment financial results. The Company has not reported such intercompany expense allocations in its segment footnote as they are not included in the individual enterprises' financial statements. The Company's operating entities principally all sell the same products and services to the same type of customer. Although the Company may not have been technically required to comply with the disclosure requirements of SFAS 131 based upon the aggregation criteria, it chose to do so under the full disclosure theory. It now appears that, in our case, the requirements of SFAS 131 may not have resulted in meaningful segment footnote disclosure and that segment information should be discontinued. The Company will continue to disclose information about geographic areas as required by paragraph 38 of SFAS 131.

Comment
-------

Note 1. Summary of Significant Accounting Policies
--------------------------------------------------

Revenue, page F-37
------------------

2. We note your disclosure here and at page 2 that your products are market and sold primarily to installing dealers, system integrators, government entities and distributors. In this regard, describe for us in detail how you evaluate product sales through your distribution network in determining the amount of revenue to be recognized and the related accrual for estimated product returns. Tell us the significant terms of your distribution agreements, including any right of return provisions. Describe for us how you consider significant increases in or excess inventory levels in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. In your response include a discussion of how you are able to monitor purchases and the related sales to end users by your distributors in order to determine any increase in or excess inventory levels. For additional guidance refer to SAB Topic 13A.4b.

Response
--------

The Company generally recognizes revenue on product sales at the time of shipment according to its standard published selling terms. The majority of the Company's sales are made to installing dealers and system integrators for a specific known installation project. The Company does very limited sales through distribution, which are primarily made according to its standard published selling terms with no formal agreement. As a result, the Company is principally not affected by product return and inventory management issues associated with traditional distribution business.

We would like to thank you for your review of our filing, and hope that our responses to your comments are sufficient. However, if you have any additional comments or require supplemental information, please do not hesitate to contact me.

As requested, the Company provides the following acknowledgements:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very Truly Yours,

/s/ John M. Badke
-----------------
John M. Badke
Senior VP, Finance and Chief Financial Officer

Cc:      Kenneth M. Darby
         (Vicon Industries, Inc.)

         Michael Schoeman
         (Schoeman, Updike & Kaufman, LLP )

         Tom McLoughlin
         (BDO Seidman, LLP)